# FIRST FINANCIAL BANKSHARES, INC.™

A Family of Community Banks℠

## Number 1 In The Nation


10010131



FIRST FINANCIAL BANKSHARES, INC.™

ANNUAL REPORT 2009


FIRST
FINANCIAL
BANKSHARES, INC.

*Bank Director*
magazine, in its
first-quarter 2010 issue,
ranked First Financial Bankshares

# NUMBER ONE IN THE NATION

in the $3 billion-plus publicly traded category.*
We're proud of our company's 120-year history of financial strength and service to our customers and communities in Texas. But First Financial Bankshares isn't looking back or resting on our past success. Our focus is on the future. Today, we are taking steps we believe are necessary to ensure that our company remains in the forefront of providing the best banking, trust, wealth management and other financial services, while continuing to build deep and enduring relationships with our valued customers. Relationships built on trust, integrity and exceptional customer service have made our company what it is today. For our shareholders, we remain committed to managing First Financial Bankshares in a safe, sound and profitable manner, with a goal of strategically and prudently growing the Company and expanding into new markets.

The Letter to Shareholders on pages 2 and 3 of this annual report gives you more insights into how our company performed in 2009 and our plans for 2010. The photo spread and text on pages 4-7 demonstrate how we are working to secure the Company's future for the benefit of our customers, employees and shareholders – and the Texas communities we serve. For more information, visit our Web site at **http://www.ffin.com.**

* Based on measurement criteria and analysis compiled by Sandler O'Neill + Partners, L.P., a New York-based investment banking firm that specializes in the financial services industry. Published in *Bank Director* magazine, 1st quarter 2010.

**FIRST FINANCIAL BANKSHARES, INC.™** A Family of Community Banks℠

First Financial Bank ▲ ABILENE
325-627-7200
CLYDE
MORAN
ALBANY
▲ ODESSA

First Financial Bank CLEBURNE
817-556-5000
BURLESON
ALVARADO
MIDLOTHIAN

First Financial Bank EASTLAND
254-629-6100
RANGER
RISING STAR

First Financial Bank HEREFORD
806-363-8200

First Financial Bank MINERAL WELLS
940-327-5400

First Financial Bank ▲ SAN ANGELO
325-659-5900

First Financial Bank SOUTHLAKE
817-410-2915
940-683-8700
TROPHY CLUB
KELLER
BRIDGEPORT
BOYD
DECATUR

First Financial Bank ▲ STEPHENVILLE
254-965-5036
817-573-6900
GRANBURY
GLEN ROSE
ACTON

First Financial Bank ▲ SWEETWATER
325-235-6600
ROBY
TRENT
MERKEL

First Financial Bank WEATHERFORD
817-596-0307
ALEDO
WILLOW PARK
BROCK
▲ FORT WORTH

BANKS
TRUST OFFICE LOCATIONS ▲



87
Amarillo
40
27
Lubbock
87
84
Abilene
Dallas
Fort Worth
20
35
Midland
Odessa
20
87
Waco
45
35
10
10
Austin



# DEAR SHAREHOLDERS

In light of the recession and higher FDIC insurance premiums in 2009, I am very pleased that our company was able to deliver increased earnings for the 23rd consecutive year.

While the national recession at first seemed to bypass Texas, it began moving into the state in the second part of 2008, bringing a decline in home sales and general economic activity and an increase in unemployment. These trends continued in 2009. On the plus side, our state continued to fare better than most of the rest of the country, and our geographic footprint—especially in our West Texas markets—remained stable.

The stock market fluctuated greatly during the past two years. The NASDAQ Composite Index declined 41 percent in 2008 and then went back up 44 percent in 2009. Our stock went up 47 percent in 2008 and down 2 percent in 2009, closing at $54.23. We are pleased that our stock performed well for our stockholders during these years of economic turmoil. We continue to suspect that a "flight to safety"—favoring companies with strong balance sheets and a long record of conservative lending—may have played a role in our stock's favorable performance.

We are also pleased that in 2009, our company again received high rankings from leading banking publications such as the *ABA Banking Journal* and *U.S. Banker*. Additionally, in January of 2010, *Bank Director* magazine rated us No. 1 in the nation among publicly traded banks with $3 billion or more of assets. Being named No. 1 is like winning an Academy Award. Without question, this accomplishment is due to the direction of our Board, the dedication of our employees and the loyalty of our customers, who have kept us strong for 120 years. We accept this honor with great humility because we know that every day, we face a new set of challenges in the banking industry and must prove ourselves again and again.

## RESULTS FOR 2009

Net income grew 1.2 percent to $53.8 million from $53.2 million in 2008. Net interest income, the major source of our earnings, rose 4.3 percent to $129.2 million from $123.9 million. Our net interest margin (on a tax-equivalent basis) also increased, to 4.80 percent from 4.67 percent in 2008. The provision for loan losses for 2009 totaled $11.4 million, a 43.5 percent increase from $8.0 million in 2008. The larger provision was due to a higher level of net charge-offs and an increase in the allowance for loan losses.

Noninterest income declined 1.7 percent to $48.6 million from $49.5 million. The decline was primarily due to a $692,000 drop in income from student loan sales as the Company exited the student loan program. Lower usage of overdraft privileges also contributed to the decrease in noninterest income. Noninterest expense was $94.0 million in 2009, up 2.6 percent from $91.6 million a year earlier. The largest increase in noninterest expense was in FDIC insurance premiums, which grew by $4.2 million, or 650.4 percent, after the FDIC raised premium rates as of January 1, 2009, and implemented a special assessment in June of that year. Nevertheless, we were able to improve our efficiency ratio, which expresses the share of revenues consumed by operating expenses, to 50.11 percent from 50.76 percent in 2008.

Our bank presidents worked hard to maintain their net interest margins and reduce expenses. I could not be more pleased with their accomplishments, especially in light of the significant increase in FDIC insurance premiums.

We again outperformed our peer group on several key financial metrics. Our return on average assets was 1.72 percent compared with a negative 0.21 percent for our peer group. Return on average equity was 13.63 percent versus a negative 2.59 percent for our peers. Our net interest margin of 4.80 percent on a tax-equivalent basis compared very favorably to our peer group's margin of 3.48 percent. We also beat the peer group on the efficiency ratio—ours was 50.11 percent, while theirs was 69.53 percent.

We ended the year with a strong balance sheet. Consolidated assets increased 2.1 percent to $3.28 billion from $3.21 billion at the end of 2008. Loans decreased 3.3 percent to $1.51 billion from $1.57 billion, primarily due to our exiting the student loan program. Total deposits grew 3.9 percent to $2.68 billion from $2.58 billion. Shareholders' equity rose 12.7 percent to $415.7 million from $368.8 million. As the economy softened in Texas, our nonperforming assets increased to 1.46 percent of total loans and foreclosed assets from 0.80 percent at the end of 2008. Even with this increase, our nonperforming percentage was well below our peer group's 5.07 percent. Net loan charge-offs for the year totaled $5.3 million at year-end 2009 versus $3.9 million at year-end 2008. The 2009 allowance for loan losses amounted to 1.82 percent of total loans.

First Financial Trust & Asset Management Company also experienced growth last year. Total assets at year-end had a book value of $1.67 billion, a 2.1 percent increase from 2008, and a market value of $2.10 billion, an 11.7 percent increase. The Trust Company's fee income, however, declined 3.8 percent to $9.1 million from $9.4 million. This subsidiary manages a large oil and gas portfolio, and the drop in its income was primarily due to a decline in oil and gas prices and in related fees on oil and gas income. The Trust Company opened its sixth office last year, in Odessa, Texas. We are encouraged by the number of clients who have opened trust accounts with us in Odessa and the potential for growth in the Permian Basin market.

## GROWTH STRATEGIES

We actively looked for acquisition opportunities during 2009, but the banks that we considered were overpriced in light of the economy or did not fit our company's profile. Our plan is to continue pursuing acquisitions diligently. With our capitalization, stock price, cash position and experienced management team, we have what we need to take advantage of acquisition opportunities. In November, we announced plans to open bank branches in our two existing Trust Company offices in Fort Worth and Odessa, to complement trust services and serve customers in those markets. We have had frequent requests from customers for branches in these markets and are interested to see how this private bank branch concept will work.

During the year, we achieved a long-term objective of bringing all of our banks under a common name to improve brand identity and marketing efficiencies. Hereford State Bank, San Angelo National Bank and Weatherford National Bank are now called First Financial Bank. All of our banks benefit from sharing the Company's growing brand identity, and our customers benefit from being able to use our facilities throughout our market areas. However, in no way does the use of a common name change our practice of operating through ten community-based banks that are separately chartered, have their own local boards and management teams, and make decisions locally. We continue to be the "hometown bank" in our markets, with a tradition of playing a vital role in community life.

## WHAT'S AHEAD

Besides looking for acquisitions, we plan to continue growing our mortgage market, trust services and treasury management services. We are encouraged by our recent growth that there will be good opportunities in these areas. Minimizing nonperforming assets will certainly be an objective, as it has been for the last several years. We do know that FDIC insurance premiums will continue to be high and that increased regulation proposed by Congress and various federal agencies will make our jobs more challenging and costly. Our hope is that the banking industry can mitigate much of the pending regulatory legislation by educating Washington that community banks have not caused today's economic problems and are already over-regulated. We are committed to providing outstanding service to our customers, our communities and our nation by making every good loan we can to help our economy grow and prosper.

## PERSONNEL CHANGES

J. V. Martin retired at the end of the year as CEO of First Financial Bank, Sweetwater. Kirby Andrews, President, assumed the additional role of CEO there. J. V. will continue to serve as the Sweetwater bank's Chairman of the Board. He will also provide consulting services to the holding company.

Additionally, Senior Chairman Kenneth T. Murphy will retire from the First Financial Bankshares Board in conjunction with our Annual Shareholders' Meeting in April. He has served our company with distinction for 39 years, holding the positions of President, First Financial Bank, Abilene; and Executive Vice President, President, Chief Executive Officer, Chairman and Senior Chairman of First Financial Bankshares, Inc. Through those years, he has also made many civic and professional contributions, including serving on the Board of the Federal Reserve Bank of Dallas and serving as Chairman of the Board of the Texas Bankers Association. When Ken joined the bank in 1971, the Company had total assets of $87.7 million and net income of $806,000. By the end of 2009, we had total assets of $3.28 billion and net earnings of $53.8 million. During Ken's tenure with the Company, we have experienced great success. Customers, stockholders and communities have certainly benefited from Ken's leadership and counsel, and we thank him for his fine service. We are pleased that he will continue to maintain an office in the First Financial Bank (Abilene) building and will be available to management for consultation.

It is our pleasure to announce that Steven L. Beal, retired President and Chief Operating Officer of Concho Resources Inc., has accepted nomination for election as a Director of the Company at our Annual Shareholders' Meeting in April. Steve was one of the founders of Concho, an independent oil and natural gas company, and continues to be a Director on its Board. Prior to being at Concho, he was Senior Vice President and Chief Financial Officer of Parker & Parsley Petroleum Company, which is now Pioneer National Resources. Before that, he was an audit professional with the accounting firm of Price Waterhouse Coopers. He is a 1981 graduate of The University of Texas with a degree in accounting. Steve has been involved civically and professionally with the United Way of Midland, Permian Basin Oil & Gas Association, Independent Petroleum Association of America and the New Mexico Oil & Gas Association. He has been on the Board of Directors of Midland Christian School and the Midland/Odessa Symphony. Most recently, he was a partner with the Early School District to build an indoor practice facility for use by the students and teams of Early High School. Steve and his wife, Teresa, live on their ranch in Brownwood, Texas.

These are challenging times for the national economy and for the banking business. First Financial has the benefit of a long-term perspective. In our 120-year history, we've endured numerous recessions, the Great Depression, the Texas oil bust of the 1980s and other obstacles. We cannot predict the duration of the current economic malaise, but we remain optimistic about the long-term future of our state and nation, and especially our Texas markets. Financially and operationally, we believe our company has never been stronger, and our best days are still ahead of us.

With our eyes on the future, we are making a strong investment in the training of all our employees, including our next generation of leaders, to ensure that we continue to provide excellence in banking, trust services, wealth management and customer service. We encourage you to read more about our training and customer service programs in the pages that follow.

Banking is our business, but all of us on the management team never lose sight of the fact that we work for you, our shareholders. We will continue to manage the Company for profitability and growth in 2010 and beyond.



F. Scott Dueser
Chairman, President and CEO
**FIRST FINANCIAL BANKSHARES, INC.™**

# W H A T M A K E S U S F I R

## STAFF EDUCATION

**Friendly. Knowledgeable. Helpful.** These are words our customers use to describe First Financial Bank's employees. Well-informed and well-motivated employees are essential to keeping First Financial Bank prepared for the future. Training our employees to provide the finest banking, financial solutions and exceptional customer service begins the day new employees are hired. Every new employee at First Financial Bank goes through a classroom training program. This orientation is designed not only to teach new employees about the bank's outstanding portfolio of banking products and services, but also introduces them to the Company's unique culture, which emphasizes putting customers' needs first and going the extra mile to provide exceptional service and support. New employees learn skills from how to open a new account to the essentials of good business etiquette.

New employee orientation is just the start. Our commitment to training and professional development for our employees is ongoing. All employees participate in compliance training, most taking 12 to 24 courses per year in all aspects of banking, customer service and financial services. We offer our employees both online, "desktop" training modules and more traditional classroom training. Regardless of the format, the goal is always the same – to help our employees continue the Company's proud tradition of being a leading bank in our markets and exceeding our customers' expectations for the finest in banking products and service.

Christina Randle, author, productivity expert and CEO of The Effective Edge, trains managers at First Financial Bankshares.


@ the speed of
FIRST FINANCIAL BANK

Merrie Spaeth, president of Spaeth Communications, Inc. and a nationally known consultant on organizational communications, leads a management training class for First Financial Bankshares.


We build loyal, life-long relationships
by providing first class service

S T ?


eStatements
win a netbook!




FFIN
UNIVERSITY



# MANAGEMENT DEVELOPMENT

Developing future leaders is key to our company's continued success in the years ahead. One way we prepare our future leaders is through FFIN University, which takes a select group of bank officers through a year-long intensive training program.

First launched in 2008, FFIN University clearly underscores the Company's commitment to maintaining its tradition of excellence in banking, trust services and customer service. Participants in FFIN University learn from both senior leaders and outstanding guest speakers on topics that range from time management to communication skills. Graduates of FFIN University are ready to assume key senior management positions in our company. They will help maintain the Company's long tradition as a successful, profitable, community-based bank.


SHINING STARS

BACK ROW (L-R): KATHY BUSHNELL (First Technology Services), ISABEL MONTOYA (First Technology Services), IRMA ZIPP (Stephenville), MARY JO SORGE (Abilene), MELANIE BEARD (Granbury), ESTHER BILBY (Bridgeport), SANDRA HOLT (Abilene)
FRONT ROW (L-R): TRISHA HILDEBRAND (San Angelo), MARCELLA JIMENEZ (Mineral Wells), JANET FLYNT (Weatherford), MELISSA JACQUES (Sweetwater), LEANN BAUGH (Trust - Stephenville), STEVE GILBERT (Hereford), STEPHANIE LOPEZ (Eastland), LISA ROYE (Cleburne)



ISABEL MONTOYA, First Technology Services, Abilene, is recognized as a Shining Star by SCOTT DUESER, President & CEO, First Financial Bankshares.

# CUSTOMER SERVICE

Banking is all about relationships and working with customers one-on-one. That's why, at First Financial Bankshares, our Customer Service First program is one of our highest priorities. Our goal is simple – to provide customer service that is second to none. Achieving that goal involves all employees and requires a sharp focus. It begins with our new employee orientation program and continues through our FFIN University for senior leaders.

Instilling a culture of exceptional customer service is no accident. We encourage employees through a variety of initiatives, including recognizing employees who go beyond the norm for customers with "WOW" awards and giving Star Cards to employees who are nominated by fellow employees for exceptional customer service. Our top recognition program for employees is the Shining Star Award. Twice each year, managers select employees who have consistently demonstrated superior customer service. Shining Star Award winners and their spouses are hosted at the Company's headquarters in Abilene for a special recognition ceremony, highlighted by a dinner with our presidents and management.

# TECHNOLOGY


FIRST FINANCIAL BANK
2009 State Champs
ABILENE HIGH
DEBIT
VISA


FIRST FINANCIAL BANK
COOPER
DEBIT
VISA


FIRST FINANCIAL BANK
Go Dawgs!
DEBIT
VISA


FIRST FINANCIAL BANK
JOSHUA
Independent School District
DEBIT
VISA


FIRST FINANCIAL BANK
EASTLAND
MAVERICKS
DEBIT
VISA


FIRST FINANCIAL BANK
DEBIT
VISA

First Financial has the technology infrastructure and tools in place to provide first-rate modern banking services today and to meet future customer needs as we continue to grow. The Company's technology supports our goal of providing exceptional customer service. Our system of customer call centers provides the same level of prompt and courteous service on the phone that customers are accustomed to receiving in our branches. Calls are answered by a person - not by voice mail - and customers immediately get helpful answers to questions about their checking and savings accounts, debit card transactions, business transactions and online banking.

We created excitement among our customers in late 2009 by introducing a new custom-designed debit card program. Customers may choose from more than 130 card designs, many of which include logos and colors for local high schools or universities. To date, more than 33,000 custom cards have been printed. In 2010, we plan to go a step further and let customers create personalized debit cards using their own photos.


FIRST FINANCIAL BANK
DEBIT
VISA


FIRST FINANCIAL BANK
San Angelo Central High School
DEBIT
VISA


FIRST FINANCIAL BANK
KELLER
INDIANS
DEBIT
VISA


FIRST FINANCIAL BANK
DEBIT
VISA


VISA


FIRST FINANCIAL BANK
2009 State Champs
ALEDO BEARCATS
DEBIT
VISA

REGIONAL PHONE CENTER


FIRST
FINANCIAL
BANKSHARES, INC.

# Selected Financial Data

IN THOUSANDS (EXCEPT PER SHARE DATA)

| YEAR-END | TOTAL ASSETS | SHAREHOLDERS' EQUITY | NET INCOME | BASIC EARNINGS PER SHARE | CASH DIVIDENDS PER SHARE | STOCK DIVIDENDS AND SPLITS | YEAR-END BOOK VALUE PER SHARE | YEAR-END MARKET VALUE PER SHARE |
|---|---|---|---|---|---|---|---|---|
| 2009 | $3,279,456 | $415,702 | $53,797 | $2.58 | $1.36 | – | $19.96 | $54.23 |
| 2008 | 3,212,385 | 368,782 | 53,164 | 2.56 | 1.34 | – | 17.73 | 55.21 |
| 2007 | 3,070,309 | 335,495 | 49,490 | 2.38 | 1.26 | – | 16.16 | 37.65 |
| 2006 | 2,850,165 | 300,901 | 46,029 | 2.22 | 1.18 | – | 14.51 | 41.86 |
| 2005 | 2,733,827 | 276,276 | 44,023 | 2.13 | 1.10 | 4/3 split | 13.34 | 35.06 |
| 2004 | 2,315,224 | 265,545 | 39,171 | 1.90 | 1.00 | – | 12.84 | 33.61 |
| 2003 | 2,092,571 | 251,487 | 35,305 | 1.71 | 0.91 | 5/4 split | 12.19 | 30.84 |
| 2002 | 1,993,183 | 238,768 | 33,953 | 1.65 | 0.81 | – | 11.59 | 22.80 |
| 2001 | 1,929,694 | 213,654 | 29,355 | 1.43 | 0.70 | 5/4 split | 10.40 | 18.06 |
| 2000 | 1,753,814 | 196,121 | 28,316 | 1.37 | 0.62 | – | 9.56 | 15.09 |
| TEN-YEAR COMPOUND GROWTH RATE | 6.65% | 8.81% | 7.67% | 7.60% | 9.68% | – | 8.78% | 13.90% |

Adjusted for stock dividends and splits.

2009 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

| QUARTER | HIGH | LOW | CLOSE | DIVIDENDS |
|---|---|---|---|---|
| FOURTH | $55.94 | $47.86 | $54.23 | $0.34 |
| THIRD | 54.50 | 47.95 | 49.46 | 0.34 |
| SECOND | 51.62 | 46.51 | 50.36 | 0.34 |
| FIRST | 55.70 | 36.49 | 48.17 | 0.34 |

2008 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

| QUARTER | HIGH | LOW | CLOSE | DIVIDENDS |
|---|---|---|---|---|
| FOURTH | $56.32 | $41.30 | $55.21 | $0.34 |
| THIRD | 67.00 | 43.01 | 51.88 | 0.34 |
| SECOND | 47.12 | 40.43 | 45.81 | 0.34 |
| FIRST | 42.16 | 35.49 | 40.98 | 0.32 |

# Financial Highlights

IN THOUSANDS (EXCEPT PER SHARE DATA)

| FOR THE YEAR | 2009 | 2008 | CHANGES |
|---|---|---|---|
| **Net Income** | $53,797 | $53,164 | 1.19% |
| Basic Earnings per Share | 2.58 | 2.56 | 0.78% |
| Dividends Declared | 28,311 | 27,861 | 1.62% |
| Dividends per Share | 1.36 | 1.34 | 1.49% |
| **Averages for the Year** | | | |
| Assets | $3,125,552 | $3,064,029 | 2.01% |
| Securities | 1,308,110 | 1,185,303 | 10.36% |
| Loans | 1,494,876 | 1,537,027 | (2.74%) |
| Deposits | 2,513,387 | 2,516,576 | (0.13%) |
| Shareholders' Equity | 394,812 | 348,271 | 13.36% |
| **At Year-End** | | | |
| Assets | $3,279,456 | $3,212,385 | 2.09% |
| Securities | 1,285,377 | 1,318,406 | (2.51%) |
| Loans | 1,514,369 | 1,566,143 | (3.31%) |
| Deposits | 2,684,757 | 2,582,753 | 3.95% |
| Shareholders' Equity | 415,702 | 368,782 | 12.72% |
| Book Value per Share | 19.96 | 17.73 | 12.58% |
| Trust Assets | 1,664,174 | 1,630,560 | 2.06% |
| **Key Ratios** | | | |
| Return on Average Assets | 1.72 % | 1.74 % | |
| Return on Average Equity | 13.63 % | 15.27 % | |
| Equity/Assets at Year-End | 12.68 % | 11.48 % | |
| Efficiency | 50.11 % | 50.76 % | |

NET INCOME GROWTH
(IN THOUSANDS)


09
$53,797
08
$53,164
07
$49,490
06
$46,029
05
$44,023
$ 6M 12M 18M 24M 30M 36M 42M 48M 54M

RETURN ON AVERAGE EQUITY


09
13.63%
08
15.27%
07
15.87%
06
16.20%
05
16.17%
0% 3% 6% 9% 12% 15% 18%

EFFICIENCY RATIO


09
50.11%
08
50.76%
07
52.83%
06
53.49%
05
52.48%
0% 10% 20% 30% 40% 50% 60%

RETURN ON AVERAGE ASSETS


09
1.72%
08
1.74%
07
1.72%
06
1.68%
05
1.80%
0% .25% .50% .75% 1.00% 1.25% 1.50% 1.75% 2.00%

NET INTEREST MARGIN


09
4.80%
08
4.67%
07
4.43%
06
4.46%
05
4.49%
0% 1% 2% 3% 4% 5%



# ABILENE • CLYDE • MORAN • ALBANY • ODESSA



**RON BUTLER**
President and CEO

**TAYLOR, CALLAHAN & SHACKELFORD COUNTIES DEPOSIT MARKET SHARE** 39%

### SENIOR OFFICERS

Ron Butler
President and
Chief Executive Officer

Tom Boecking
Executive Vice President
South Branch

Ben McAnally
Executive Vice President
Treasury Management

John Prince
Executive Vice President
Personal Loans

James Robinson
Executive Vice President
Retail Marketing and
Business Development

Marelyn Shedd
Executive Vice President
Commercial Loans

Charles E. Tennesson
Executive Vice President, Chief
Financial Officer and Cashier

### MAIN OFFICE

400 Pine, Abilene, Texas 79601
(325) 627-7200

### LOCATIONS

| | |
|---|---|
| 4400 Buffalo Gap Road | Abilene, Texas 79606 |
| 4350 Southwest Drive | Abilene, Texas 79606 |
| 920 N. Willis | Abilene, Texas 79603 |
| 3300 S. 14th Street | Abilene, Texas 79605 |
| 1010 N. Judge Ely Blvd. | Abilene, Texas 79601 |
| 701 Pine | Abilene, Texas 79601 |
| 1345 Barrow | Abilene, Texas 79605 |
| 2617 Antilley Road | Abilene, Texas 79606 |
| 1650 State Highway 351 | Abilene, Texas 79601 |
| 718 Elm | Clyde, Texas 79510 |
| 400 Ground | Moran, Texas 76464 |
| 132 Hill Street | Albany, Texas 76430 |
| 2651 JBS Parkway, Bldg. 4, Suite E | Odessa, Texas 79762 |

### DIRECTORS

F. Scott Dueser
Chairman of the Board

Ron Butler
President and
Chief Executive Officer

J. Michael Alexander
President
James M. Alexander & Co.

Tucker S. Bridwell
President
Mansefeldt Investment Corp.

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal, The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
Chairman, CEO and President
Hendrick Health System

Stanley Morris, Jr.
Investments

Kenneth T. Murphy
First Financial Bankshares, Inc.

Dian Graves Stai
Chair
Mansefeldt Investment Corp.
Director
Dian Graves Owen Foundation

Leigh Taliaferro, M.D.
Physician

ADVISORY

Steve Suttle
McMahon Surovik Suttle, P.C.

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $1,087,452 | 419,928 | 879,258 | 99,941 | 19,587 | 1.88% | 45.99% |
| DEC. 31, 2008 | $1,105,537 | 458,797 | 843,375 | 82,778 | 17,652 | 1.76% | 46.72% |



CLEBURNE • BURLESON • ALVARADO • MIDLOTHIAN



**MATT REYNOLDS**
President and CEO

**MAIN OFFICE**

403 N. Main
Cleburne, Texas 76033

(817) 556-5000
or (800) 226-2940

**LOCATIONS**

| | |
|---|---|
| 200 N. Ridgeway | Cleburne, Texas 76033 |
| 1900 S.W. Wilshire | Burleson Texas 76028 |
| 201 E. Highway 67 | Alvarado, Texas 76009 |
| 1490 E. Main | Midlothian, Texas 76065 |

**JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE** 15%

**SENIOR OFFICERS**

Matt Reynolds
Chairman of the Board, President and Chief Executive Officer

Craig Beskow
Executive Vice President and Cashier

Steve Davis
Executive Vice President

Brad Evans
Executive Vice President

Derek Schmidt
Executive Vice President

Cynthia Allen
Senior Vice President

Kathy Armstrong
Senior Vice President

Lisa Roye
Senior Vice President

Darlene Walker
Senior Vice President

**DIRECTORS**

Matt Reynolds
Chairman of the Board, President and Chief Executive Officer

Albert A. Archer
Vice Chairman
Walls Industries, Inc.

Ray Beavers
General Manager & CEO
United Cooperative Services

Byron Black
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

Dr. Joe Martin
Cleburne Eye Clinic

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 273,598 | 137,043 | 247,992 | 23,697 | 3,886 | 1.57% | 53.68% |
| DEC. 31, 2008 | $ 244,647 | 138,127 | 221,629 | 21,126 | 4,199 | 1.74% | 53.95% |



## EASTLAND ▪ RANGER ▪ RISING STAR



**THOMAS M. O'NEIL**
President and CEO

**EASTLAND COUNTY DEPOSIT MARKET SHARE** 48%

**MAIN OFFICE** **(254) 629-6100**

201 E. Main
Eastland, Texas 76448

**LOCATIONS**

106 Main, Ranger, Texas 76470
206 West College, Rising Star, Texas 76471

**SENIOR OFFICERS**

Thomas M. O'Neil
Chairman of the Board, President and Chief Executive Officer

L.V. Coffee
Executive Vice President
Lending

Terry Trout
Senior Vice President and Cashier

**DIRECTORS**

Thomas M. O'Neil
Chairman of the Board, President and Chief Executive Officer

Doug Crawley
Rancher

Doug Ford
Retired President and Chief Executive Officer
Peoples State Bank, Clyde

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jim Keffer
President
EBAA Iron Sales, Inc.

Mike T. Perry
President
Kinnaird, Rossander & Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford Attorneys

M.D. White, Jr.
President and Owner
Ace Hardware Store, Eastland/Cisco

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 167,092 | 63,758 | 143,956 | 18,712 | 2,511 | 1.79% | 49.74% |
| DEC. 31, 2008 | $ 153,029 | 58,201 | 127,132 | 17,146 | 2,412 | 1.66% | 49.59% |



# HEREFORD



**MIKE MAULDIN**
President and CEO

**MAIN OFFICE**
212 E. Third

**(806) 363-8200**
Hereford, Texas 79045

**DEAF SMITH COUNTY DEPOSIT MARKET SHARE** 47%

**SENIOR OFFICERS**

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Steve Gilbert
Executive Vice President and Cashier

Kent Jackson
Executive Vice President and Chief Credit Officer

**DIRECTORS**

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
President and Chief Executive Officer, Merrick Pet Care, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Rancher and
Retired Chairman of the Board,
President and Chief Executive Officer
First Financial Bank Hereford

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farmer

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 147,652 | 96,028 | 130,728 | 12,284 | 2,121 | 1.56% | 47.16% |
| DEC. 31, 2008 | $ 149,264 | 94,426 | 118,656 | 10,728 | 2,104 | 1.54% | 44.71% |



# MINERAL WELLS



**KENNETH WILLIAMSON**
President and CEO

**MAIN OFFICE**
1900 E. Hubbard

**(940) 327-5400**
Mineral Wells, Texas 76067



**PALO PINTO COUNTY DEPOSIT MARKET SHARE** 30%

**SENIOR OFFICERS**

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President and Cashier

Mike Mearse
Senior Vice President
Lending

**DIRECTORS**

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Spencer Baum, D.D.S.
Baum Dental Clinic

F. Scott Dueser
First Financial Bankshares, Inc.

George Gault
Attorney
Gault & Gault

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Company, L.P.

Terry L. Murphy
President and Chief Executive Officer
Murphy and Murphy, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 167,259 | 101,050 | 132,997 | 22,436 | 3,542 | 2.10% | 39.01% |
| DEC. 31, 2008 | $ 173,565 | 99,555 | 138,325 | 20,276 | 3,147 | 1.93% | 43.43% |


& MOHAIR
www.historicmuralsofsanangelo.org

# SAN ANGELO



**MICHAEL L. BOYD**
President and CEO

**MAIN OFFICE** **(325) 659-5900**

301 W. Beauregard
San Angelo, Texas 76903

**LOCATIONS**

3471 Knickerbocker
San Angelo, Texas 76904

**TOM GREEN COUNTY DEPOSIT MARKET SHARE** 21%

## SENIOR OFFICERS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Robert Pate
Executive Vice President

Jim Davidson
Executive Vice President and Cashier

Cindy George
Senior Vice President

Carrol E. Hill
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Chuck Shore
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President

## DIRECTORS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Hon. Marilyn Aboussie
Chief Justice, Retired

W. Dan Cravy, M.D.
Physician

Pat Crump
President and CEO
Baptist Memorials Services

Rick DeHoyos
Attorney
Glasheen, Valles & DeHoyos, LLP

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner
Pecos Street Pharmacy

Steve Eustis
Commercial Real Estate

Ron Giddiens
Investments/Business Consulting
Former President - Bank of the West, San Angelo

Joey Henderson
President
Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

John E. Schwartz, Sr.
Farmer/Rancher

Mary Jane Steadman
Attorney
Real Estate Investment Management

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 349,676 | 139,847 | 290,797 | 48,441 | 6,250 | 1.82% | 45.54% |
| DEC. 31, 2008 | $ 333,330 | 135,618 | 276,803 | 45,757 | 6,157 | 1.86% | 44.64% |



## SOUTHLAKE • TROPHY CLUB • KELLER
## BRIDGEPORT • BOYD • DECATUR



**MARK L. JONES**
President and CEO

### MAIN OFFICE

3205 E. Highway 114, Southlake, Texas 76092
(817) 410-2915

### LOCATIONS

95 Trophy Club Drive, Trophy Club, Texas 76262
891 E. Keller Parkway, Keller, Texas 76248
909 Stevens, Bridgeport, Texas 76426
609 Rock Island Avenue, Boyd, Texas 76023
608 W. Hale Avenue, Decatur, Texas 76234

**CITIES OF SOUTHLAKE, TROPHY CLUB & KELLER DEPOSIT MARKET SHARE** 7%

**WISE COUNTY DEPOSIT MARKET SHARE** 15%

### SENIOR OFFICERS

Mark L. Jones
Chairman of the Board, President and Chief Executive Officer

F. Mills Shallene
Wise County Market President

Henson Dunn
Senior Vice President

Les Mariotti
Senior Vice President and Chief Financial Officer

J. Sean Shope
Senior Vice President

Steve Sims
Senior Vice President

Trent Swearengin
Senior Vice President

### DIRECTORS

Mark L. Jones
Chairman of the Board, President and Chief Executive Officer

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Farmers Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

K. Wayne Lee
President, DDFW Properties

Ralph Manoushagian
Land Manager
Approach Resources, Inc.
Oil & Gas Exploration

Jim Ridenour
President
Sunbelt Station Service

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 264,306 | 157,919 | 210,764 | 39,084 | 2,515 | 0.94% | 62.24% |
| DEC. 31, 2008 | $ 272,185 | 163,936 | 217,818 | 37,664 | 2,793 | 0.99% | 61.32% |



## STEPHENVILLE ◆ GRANBURY ◆ GLEN ROSE ◆ ACTON



**RON N. MULLINS**
President and CEO

**ERATH, HOOD & SOMERVELL COUNTIES DEPOSIT MARKET SHARE** 20%

### MAIN OFFICE

(254) 965-5036

2201 W. South Loop
Stephenville, Texas 76401

### LOCATIONS

| | |
|---|---|
| 1875 Lingleville Road | Stephenville, Texas 76401 |
| 199 N. Columbia | Stephenville, Texas 76401 |
| 400 Big Bend Trail | Glen Rose, Texas 76043 |
| 2007 East Highway 377 | Granbury, Texas 76049 |
| 1600 S. Morgan | Granbury, Texas 76048 |
| 2915 Fall Creek Highway | Acton, Texas 76049 |

### SENIOR OFFICERS

Ron N. Mullins
Chairman of the Board, President
and Chief Executive Officer

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Dereece Howell
Executive Vice President and Cashier

Monty Bedwell
Executive Vice President

Robert Lemons
Executive Vice President

Angie Dusek
Senior Vice President

Donna Feller
Senior Vice President

Connie Frank
Senior Vice President

Mike Gandy
Senior Vice President

Vickie Pettit
Senior Vice President

Robert Reeves
Senior Vice President

Larry Upshaw
Senior Vice President

### DIRECTORS

Ron N. Mullins
Chairman of the Board, President and Chief Executive Officer

Keith Brown
Prime Building Components, LLC

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Hooks
Autos - Real Estate

John Moore
Craft Associates, Inc.

Ron Pack
RP's Western Wear, Inc.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Investments

Frank Terrell, M.D.
Ophthalmologist

John Terrill
Attorney

ADVISORY DIRECTORS

Julie Graham
SPEC Management Co.

Ron Hance
Hance Financial Services

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 350,059 | 181,726 | 298,355 | 44,383 | 4,267 | 1.31% | 48.89% |
| DEC. 31, 2008 | $ 330,942 | 192,202 | 279,209 | 42,033 | 5,107 | 1.56% | 48.29% |



## SWEETWATER • ROBY • TRENT • MERKEL



**J.V. MARTIN**
Chairman of the Board



**KIRBY N. ANDREWS**
President and CEO

**NOLAN & FISHER COUNTIES DEPOSIT MARKET SHARE** 37%

### MAIN OFFICE

201 Elm
Sweetwater, Texas 79556
(325) 235-6600

### LOCATIONS

123 N. Concho — Roby, Texas 79543
117 N. Main — Trent, Texas 79561
301 Edwards Street — Merkel, Texas 79536

### SENIOR OFFICERS

J.V. Martin
Chairman of the Board

Kirby N. Andrews
President and
Chief Executive Officer

Donnie Ruppert
Executive Vice President
and Cashier/Controller

Rodney Foster
Senior Vice President
Lending

### DIRECTORS

J.V. Martin
Chairman of the Board

Kirby N. Andrews
President and
Chief Executive Officer

Jeff Branson
General Partner
Williamson-Branson Real Estate

Louis Brooks, Jr.
Rancher

Ronnie Cox
Owner
Cox Jewelry

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jay Lawrence
President
MAL Enterprises, Inc.

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 133,322 | 67,463 | 119,011 | 13,248 | 2,420 | 1.81% | 51.54% |
| DEC. 31, 2008 | $ 130,078 | 68,665 | 117,320 | 11,833 | 2,168 | 1.66% | 51.87% |


FIRST FINANCIAL BANK

## WEATHERFORD • ALEDO • WILLOW PARK
## BROCK • FORT WORTH



**DOYLE LEE**
Chairman of the Board
and Chief Executive Officer



**JAY GIBBS**
President

**PARKER COUNTY DEPOSIT MARKET SHARE** 26%

**MAIN OFFICE** (817) 596-0307

101 N. Main — Weatherford, Texas 76086

**LOCATIONS**

101 College Park Drive — Weatherford, Texas 76086
1214 N. Main — Weatherford, Texas 76086
210 N. Main — Weatherford, Texas 76086
505 FM 1187 N. — Aledo, Texas 76008
4100 E. I-20 — Willow Park, Texas 76087
1100 FM 1189 — Brock, Texas 76066
550 Bailey Avenue Suite 300 — Fort Worth, Texas 76107

**SENIOR OFFICERS**

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Larry Mangrem
Executive Vice President
and Cashier

Mike Carter
Senior Vice President

Lori Hill
Senior Vice President

Justin Hooper
Senior Vice President

Kent Hudson
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

**DIRECTORS**

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Greg L. Barron
President
G.L. Barron Company, Inc.

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Mac A. Coalson
Owner
Mac A. Coalson Real Estate

F. Scott Dueser
First Financial Bankshares, Inc.

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Mike White, O.D.
Therapeutic Optometrist

| IN THOUSANDS | Assets | Loans | Deposits | Equity | Net Income | Return on Average Assets | Efficiency Ratio |
|---|---|---|---|---|---|---|---|
| DEC. 31, 2009 | $ 355,621 | 149,607 | 309,465 | 33,608 | 5,124 | 1.49% | 49.92% |
| DEC. 31, 2008 | $ 375,424 | 156,616 | 331,288 | 29,326 | 5,830 | 1.71% | 50.52% |





# FIRST FINANCIAL TRUST & ASSET MANAGEMENT COMPANY NA

First Financial Trust & Asset Management Co., N.A. performed well in 2009 considering the challenging economic environment it confronted. Total assets continued to grow, and our equity and fixed-income investments all outperformed their respective benchmarks. We also opened an office in a new market.

Assets at year-end totaled $1.67 billion in book value and $2.10 billion in market value. These levels represented increases of 2.1 percent and 11.7 percent, respectively, from 2008.

Earnings for 2009 were down from 2008, reflecting the low levels of the stock market that prevailed in the first half of the year. Also contributing to the earnings reduction were significantly lower oil and gas prices, which negatively affected the large oil and gas portfolio that we manage. Net income decreased $179,000, or 6.4 percent, to $2.6 million from $2.8 million in 2008. Trust fee revenue, the main source of our net income, decreased $358,000, or 3.8 percent, to $9.1 million from $9.4 million. Although the markets were extremely volatile throughout the year, our investment team produced outstanding results. All of our equity and fixed-income investments exceeded their respective benchmarks.

A highlight of the year was our opening in June of an office in Odessa, which is a new market for us. Barbara Hill manages this office. We are very pleased with the results she has achieved thus far and are excited about the prospects for our growth in the Permian Basin.

Our Fort Worth office also achieved excellent results in 2009. Fee revenue for the office increased $123,000, or 41.4 percent, and the number of accounts increased by 34.5 percent. To accommodate the expansion of our business, we moved into a larger office suite during the year.

Our experienced team of trust professionals remains committed to providing quality customer service and superior investment results.

## LOCATIONS

| | | |
|---|---|---|
| Abilene Office | 400 Pine St. | (325) 627-7100 |
| Fort Worth Office | 550 Bailey Ave., Suite 300 | (817) 410-4970 |
| Odessa Office | 2651 JBS Parkway<br>Bldg. 4, Suite E | (432) 367-8900 |
| San Angelo Office | 301 W. Beauregard | (325) 659-5987 |
| Stephenville Office | 2201 W. South Loop | (254) 918-6262 |
| Sweetwater Office | 201 Elm | (325) 235-6640 |

TRUST ASSETS
(IN MILLIONS)


09
$1,664
08
$1,631
07
$1,428
06
$1,300
05
$1,150
$ 400 600 800 1,000 1,200 1,400 1,600 1,800

TRUST FEES
(IN MILLIONS)


09
$9.08
08
$9.44
07
$8.75
06
$7.66
05
$7.07
$ 1 2 3 4 5 6 7 8 9 10

TRUST NET INCOME
(IN MILLIONS)


09
$2.631
08
$2.810
07
$2.549
06
$2.076
05
$1.909
$ 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0



(L-R - Back Row) DAVID W. CASTLEBERRY (Stephenville), RICHARD YOUNG (Abilene), MICHAEL SHEEHAN (Sweetwater), KIRK THAXTON (Abilene), DAVID BYRD (San Angelo) and JOE AYRES (Stephenville)
(L-R - seated) BARBARA HILL (Odessa) and KONRAD HALBERT (Fort Worth)



## OFFICERS

Kirk W. Thaxton
Chairman of the Board, President, and Chief Executive Officer

David Byrd
Executive Vice President
Manager, San Angelo

Konrad S. Halbert
Executive Vice President
Manager, Fort Worth

Michael D. Sheehan
Executive Vice President
Manager, Sweetwater

Richard Young
Executive Vice President
Manager, Abilene

David Castleberry
Senior Vice President
Manager, Stephenville

Barbara Hill
Senior Vice President
Manager, Odessa

Larry Cleveland
Senior Vice President
Manager, Operations

Ralph Gibson
Senior Vice President
Manager, Investments

David B. Pitzer
Senior Vice President
Manager, Real Property

Randy Spiva
Senior Vice President
Manager, Oil & Gas

## DIRECTORS

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Ronnie Cox
Owner
Cox Jewelry

F. Scott Dueser
First Financial Bankshares, Inc.

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Bill Parham
Parham & Parham, CPAs

Robert S. Patterson
Former President & CEO
First Financial Trust & Asset Management Company, N.A.

Kirk W. Thaxton
Chairman of the Board, President and Chief Executive Officer
First Financial Trust & Asset Management Company, N.A.

ADVISORY DIRECTORS

John L. Beckham
Beckham Rector & Eagle

Paul L. Cannon
McMahon Surovik Suttle, P.C.






FIRST TECHNOLOGY SERVICES
8:28:10AM
Now
ABILENE
HUMIDITY 52%
DEW POINT 7°
PRESSURE 30.10
VISIBILITY 10
WIND NNW 13
GUSTS None
WIND CHILL 6°
Sunny
19
LOOKING

(L-R): CLAY TRUMBLE, KAY BERRY, GARY TUCKER, DENNIS STECKLY, MICHELLE McDONALD AND LARRY WILLIAMS

# FIRST TECHNOLOGY SERVICES

First Technology Services, Inc. (FTS) is the shared services company for First Financial Bankshares, Inc. (FFIN) Our mission is to maximize efficiencies and control costs for common functions within FFIN while providing the best possible customer service to our internal and external customers.

FTS plays a key role in customer service functions within FFIN through its customer call center and innovative technology for online banking, automatic bill pay services, backroom operations and other technology-based banking services. FTS also supports employees with classroom and online technology training and a responsive technology help desk.

FTS provides more than 100 technology applications to FFIN and its family of 10 banks and the Trust Company. Services include check processing, account services, a help desk, desktop support, network services, server support, software support, information security, computer operations, business continuity planning, loan and credit operations, loan document preparation and the corporate call center.

**MAIN OFFICE** 400 Pine Abilene, Texas 79601 **(325) 627-7195**

## SENIOR OFFICERS

Gary D. Tucker
President and
Chief Executive Officer

Kay Berry
Senior Vice President
Deposit Operations

Michelle McDonald
Senior Vice President
Customer Service

Clay Trumble
Senior Vice President
Credit Administration

Dennis Steckly
Senior Vice President
Production Services

Larry Williams
Senior Vice President
Infrastructure Services

## DIRECTORS

Gary L. Webb
Chairman of the Board
First Technology Services, Inc.
Executive Vice President,
Operations
First Financial Bankshares, Inc.

Gary D. Tucker
President and
Chief Executive Officer
First Technology Services, Inc.

F. Scott Dueser
Chairman, President and
Chief Executive Officer
First Financial Bankshares, Inc.

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
First Financial Bankshares, Inc.

Michael L. Boyd
Chairman, President and
Chief Executive Officer
First Financial Bank San Angelo

Ron Butler
President and
Chief Executive Officer
First Financial Bank Abilene

Jay Gibbs
President
First Financial Bank Weatherford

Derrell E. Johnson
Former President and
Chief Executive Officer
Rady and Associates
Consulting Engineers

Les Mariotti
Senior Vice President and
Chief Financial Officer
First Financial Bank Southlake

Mike Mauldin
Chairman of the Board,
President and
Chief Executive Officer
First Financial Bank Hereford

# 2009 WALTER JOHNSON AWARD

## KENNETH T. MURPHY

Through the 120 years of First Financial Bankshares' history, there have been many people who have contributed greatly to the success of this company, and Ken Murphy has to be at the top of that list with Walter Johnson and the James family. Therefore, it is extremely appropriate that we honor Ken for his outstanding leadership during the past 39 years with the Walter Johnson Award, as well as dedicating this Annual Report to him.

Ken was hired by Walter Johnson in 1971 and has held the following positions:

First Financial Bank, N.A., Abilene (formerly First National Bank of Abilene)

| | |
|---|---|
| 1971-1975 | Executive Vice President |
| 1975-1981 | President |
| 1981-1984 | President and Chief Executive Officer |
| 1984-1993 | Chairman of the Board and Chief Executive Officer |
| 1993–2000 | Chairman of the Board |



First Financial Bankshares, Inc.

| | |
|---|---|
| 1973-1985 | Executive Vice President |
| 1985-1986 | President and Chief Executive Officer |
| 1986-2000 | Chairman, President and Chief Executive Officer |
| 2001-2007 | Chairman of the Board |
| 2008-2009 | Senior Chairman of the Board |

When Ken joined the bank in 1971, the Company had total assets of $87 million and net income of $806,000. This past year we finished the year with total assets of $3.3 billion and net earnings of $53.8 million. During Ken's tenure with this company, we have experienced great success. While he was President and CEO of First Financial Bankshares, he purchased 11 banks and added numerous locations to the Company. During his tenure, he held many civic, cultural and professional leadership positions with the most notable positions being: President, Abilene Chamber of Commerce; Chairman, United Way Campaign in Abilene; Chairman, West Texas Rehabilitation Center; Chairman and Trustee, Alliance for Women and Children; Director, Hendrick Medical Center; Director, West Central Texas Municipal Water District; Director, Hardin-Simmons University Board of Development; Director, The Grace Museum of Abilene; Director, Treasurer and Chairman, Texas Bankers Association; and Class A Director, Federal Reserve Bank of Dallas. In 2003, Ken was honored as Outstanding Citizen of the Year by the Abilene Chamber of Commerce.

As he retires from the First Financial Bankshares Board after 37 years, he leaves us with a great legacy and many Murphy stories, reports and sayings, but, most of all, his knowledge of how to manage outstanding banks. For me personally, Ken has been a mentor, confidant and boss for 33 years. I have learned so much from him. Although he is retiring from the Board, I know we will continue to have his advice and counsel, as well as his ever-present support and encouragement. It is our pleasure to honor Ken Murphy with the Walter Johnson Award for what he has contributed in going beyond the call of duty for our company and, especially, for our customers, stockholders and employees.

Sincerely,

F. Scott Dueser



BACK ROW (L-R): JOSEPH CANON, DAVID COPELAND, KADE MATTHEWS, RON GIDDIENS, MURRAY EDWARDS, TUCKER BRIDWELL, JOHNNY TROTTER
FRONT ROW (L-R): KENNETH MURPHY, DERRELL JOHNSON, DIAN STAI, MAC COALSON, F. SCOTT DUESER

# Board of Directors

| BOARD MEMBER | YEAR ELECTED | COMMITTEE APPOINTMENT |
|---|---|---|
| F. Scott Dueser<br>Chairman of the Board,<br>President and CEO | 1991 | 1 |
| Tucker S. Bridwell, CPA<br>President<br>Mansefeldt Investment<br>Corporation | 2007 | 2, 4 |
| Joseph E. Canon, J.D.<br>Executive Director<br>Dodge Jones Foundation | 1996 | 3 |
| Mac A. Coalson<br>Mac A. Coalson Real Estate | 1996 | 1, 3, 4 |
| David Copeland, CPA<br>President, SIPCO, Inc. and<br>Shelton Family Foundation | 1998 | 1, 2, 4 |
| Murray Edwards<br>Principal, The Edwards Group | 2006 | 2 |
| Ron Giddiens<br>Investments/Business Consulting<br>Former President - Bank of<br>the West, San Angelo | 2009 | 2 |
| Derrell E. Johnson<br>Former President and CEO<br>Rady and Associates<br>Consulting Engineers | 2000 | 2 |
| Kade Matthews<br>Ranching and Investments | 1998 | 3 |
| Kenneth T. Murphy<br>Senior Chairman of the Board | 1971 | 1, 4 |
| Dian Graves Stai<br>Chair, Mansefeldt<br>Investment Corp.<br>Director, Dian Graves<br>Owen Foundation | 1993 | 1, 3, 4 |
| Johnny E. Trotter<br>President and CEO<br>Livestock Investors, Ltd. | 2003 | 1, 3, 4 |

*COMMITTEES

1 Executive Committee – F. Scott Dueser, Chairman
2 Audit Committee – David Copeland, Chairman
3 Compensation Committee – Dian Graves Stai, Chairman
4 Nominating/Corporate Governance Committee – Mac A. Coalson, Chairman

# Corporate Information

## OFFICERS

F. Scott Dueser
Chairman, President and
Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President, Lending

Gary L. Webb
Executive Vice President, Operations

Tommy J. Barrow
Senior Vice President, Lending

Courtney Jordan
Senior Vice President,
Training and Education

Michele P. Stevens
Senior Vice President,
Advertising and Marketing

William A. Rowe
Vice President, Investment Services

Gaila Kilpatrick
Assistant Secretary

Bob Goodner
Compliance Officer

Michelle Fagan
Compliance Officer

## ANNUAL MEETING

Tuesday, April 27, 2010
10:30 a.m.
Abilene Civic Center
1100 N. Sixth
Abilene, Texas 79601

## CORPORATE OFFICES

400 Pine
Abilene, Texas 79601
325-627-7155 • 800-588-7000
www.ffin.com

## CORPORATE MAILING ADDRESS

P.O. Box 701
Abilene, Texas 79604

## COMMON STOCK LISTING

The NASDAQ Global Select Market
Symbol: FFIN

## INDEPENDENT PUBLIC AUDITORS

Ernst & Young LLP

## FOR FINANCIAL AND INVESTOR INFORMATION, CONTACT:

J. Bruce Hildebrand
Executive Vice President & CFO
325-627-7167

David A. Hogan
Director, Investor Relations
325-627-7114
investorrelations@ffin.com

## TRANSFER AGENT

Registrar and Transfer Company
800-368-5948

## ADDRESS SHAREHOLDER INQUIRIES TO:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, NJ 07016

E-MAIL ADDRESS:

info@rtco.com

## REGISTRAR AND TRANSFER COMPANY WEB SITE

www.rtco.com

## SEND CERTIFICATES FOR TRANSFER & ADDRESS CHANGES TO:

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

**FIRST FINANCIAL BANKSHARES, INC.**™
400 Pine • Abilene, Texas 79601
www.ffin.com

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect", "plan", "anticipate", "target", "forecast" and "goal". Because such "forward-looking statements" are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents/Filings" on the Company's Web site or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

Note: Market share data is calculated from June 30, 2009, deposit information compiled by the Federal Deposit Insurance Corporation.



FIRST FINANCIAL BANKSHARES EXECUTIVE OFFICERS (L-R): J. BRUCE HILDEBRAND, MICHELE P. STEVENS, GARY S. GRAGG, F. SCOTT DUESER, GARY L. WEBB, KIRK W. THAXTON AND TOMMY J. BARROW


FIRST
FINANCIAL
BANKSHARES, INC.

**FIRST FINANCIAL™**
**BANKSHARES, INC.**

A Family of Community Banks℠

400 Pine • Abilene, Texas 79601 • www.ffin.com


EQUAL HOUSING
LENDER

MEMBER FDIC